Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Contact Information: Valeant Pharmaceuticals: Investors: Laurie W. Little Valeant Pharmaceuticals International, Inc. 949-461-6002 laurie.little@valeant.com	Media: Renee E. Soto/Meghan Gavigan Sard Verbinnen & Co. 212-687-8080 rsoto@sardverb.com / mgavigan@sardverb.com

VALEANT PROVIDES UPDATE ON THIRD QUARTER RESULTS AND

SENDS LETTER TO ALLERGAN CEO AND LEAD INDEPENDENT DIRECTOR

Overall Same Store Organic Growth (unadjusted for generics)

Expected to Exceed 15% in Third Quarter

Bausch + Lomb Expected to Continue to Deliver Greater Than 10% Organic Growth (unadjusted)

Valeant 3Q Results Expected to Beat Consensus on Revenue and Be Better than Guidance on Cash

EPS, Organic Growth, Restructuring Charges and Adjusted Cash Flow from Operations

Expect Continued Strong Double-digit Same Store Organic Growth in the Fourth Quarter

Will Announce Third Quarter Results on October 20

LAVAL, Quebec, September 24, 2014 — J. Michael Pearson, Chairman and Chief Executive Officer of Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX), today sent a letter to Allergan, Inc.’s (NYSE: AGN) CEO David Pyott and Lead Independent Director Michael Gallagher. The letter, which follows previous correspondence between the parties, provides an update on Valeant’s expected third quarter results and expresses Valeant’s continued willingness to negotiate a mutually agreeable transaction with Allergan.

The full text of the recent correspondence between Valeant and Allergan follows:

J. Michael Pearson Chairman & Chief Executive Officer	2150 St. Elzéar Blvd. West Laval, Quebec H7L 4A8 Canada

September 22, 2014

Mr. David Pyott

Chairman & CEO

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Dear David,

It has been five months since Valeant proposed a combination with Allergan that would create an unrivaled platform for growth and value creation in healthcare. All noise aside, the arguments for combining our companies are, at this point, obvious and well-known. Simply put, we can create and deliver extraordinary value for our both sets of our shareholders.

While I recognize that takeover battles can become very heated, it is regrettable that the tone of our public back and forth has become acrimonious at times. I have not appreciated what I believe are baseless attacks on our business model, and I am sure there are things that have not sat well with you.

Last week, after much wrangling, you unconditionally agreed to hold a special meeting on December 18. Given that 51 of your major stockholders owning approximately 39% of your company went to great lengths to request a special meeting, we believe that stockholders are strongly supportive of the combination we have proposed and we are confident about the outcome of that meeting. We could be wrong, but we don’t think so.

We are committed to this transaction. While we would much prefer avoiding a three-month proxy contest, we will pursue it if we need to.

It may be too late, but I believe we still have an opportunity to take the temperature down, and come together to see if we can begin a conversation that could lead to even more value for your stockholders, while still being the right transaction for ours. I don’t see how you can properly assess our offer without sitting down and understanding the details of our business. I would think that you, as an astute and well-respected businessman, would agree. We are prepared to meet directly with you and/or your Board to answer any questions they may have about our business. And we are open to seeing any information you may have that would show that there is more value for your company.

I think your shareholders and ours would prefer to see a constructive discussion about value, rather than more mudslinging.

Please consider the olive branch extended. I hope you will accept it.

Sincerely,

J. Michael Pearson

Chairman & Chief Executive Officer

cc:    Board of Directors of Allergan, Inc.

September 22, 2014

J. Michael Pearson

Chairman and Chief Executive Officer

Valeant Pharmaceuticals International, Inc.

2150 St. Elzéar Blvd.

West Laval, Quebec H7L 4A8 Canada

Dear Mike:

Thank you for your September 22, 2014 correspondence, which Allergan’s Board of Directors has reviewed and discussed. While we acknowledge your effort as a positive engagement, we continue to conclude that Valeant’s offer is grossly inadequate and substantially undervalues Allergan, from both the outset of this matter and particularly in consideration of the enhancements Allergan recently made to its anticipated business results. Far from being “baseless attacks,” Allergan has relied on its knowledge of Valeant, its deep understanding of the pharmaceutical industry and the needs of physicians and patients to express legitimate concerns regarding the sustainability of Valeant’ s business model, its opaque financial disclosures and its ability to successfully manage and invest in market leading franchises of global scale. Instead of creating an “unrivaled platform for growth and value creation in healthcare,” as you suggest, we believe that the application of Valeant’s business model to Allergan would erode and ultimately destroy considerable stockholder value. Valeant has not allayed Allergan’s concerns in any meaningful way.

Importantly, we disagree with your statement that stockholder consent for the special meeting correlates with support for a business combination between Allergan and Valeant. Over the past several months, Allergan has maintained an ongoing dialogue with its major stockholders. A substantial number of stockholders who consented to the special meeting have informed Allergan that they share Allergan’s perspectives on Valeant and its offer and have no intention of voting in favor of the proposal to remove Allergan’s directors. To the contrary, their consent related solely to a desire to adhere to best practices in connection with corporate governance and the stockholder franchise, which Allergan respects and appreciates.

We very much look forward to the special meeting on December 18th and to continuing to deliver exceptional value for Allergan’s stockholders.

Very truly yours,

David E.I. Pyott Chairman of the Board and Chief Executive Officer	Michael R. Gallagher Lead Independent Director

J. Michael Pearson Chairman & Chief Executive Officer	2150 St. Elzéar Blvd. West Laval, Quebec H7L 4A8 Canada www.valeant.com

September 24, 2014

Mr. David Pyott, Chairman & CEO

Mr. Michael Gallagher, Lead Independent Director

Allergan, Inc.

2525 Dupont Drive

Irvine, California 92612

Dear David and Mike,

It is disappointing that your response to my letter had the same broad assertions that reflect your strategy of attacking Valeant’s business without any basis. With all due respect, your purported “concerns” about our business are completely unfounded and, in our view, disingenuous. On multiple occasions, you have said that “Valeant’s growth is unsustainable” and that “Valeant’s 3Q14 results will reveal further weakness of true ‘organic growth.’” You have also questioned whether Bausch + Lomb growth rates would continue in the third quarter.

Here are the facts. In the third quarter, we expect our results to be better than consensus on revenue, and better than the guidance we provided in our second quarter earnings call for Cash EPS, organic growth, restructuring charges and adjusted cash flow from operations. We expect same store organic growth (unadjusted for generics) to exceed 15% with double-digit growth across almost all of our major businesses and geographies and Bausch + Lomb continuing to deliver 10%+ same store organic growth (unadjusted). In addition, we expect market share gains in most of our businesses including Dermatology Rx, Ophthalmology Rx, Ophthalmology Surgical, Contact Lenses and Consumer Products, which can be validated by independent sources. We also expect continued strong double-digit same store organic growth in the fourth quarter. We look forward to releasing our 3Q earnings on October 20, 2014.

While we continue to believe it’s in the best interest of your shareholders for you and your team to conduct due diligence on our business, you seem intent on avoiding constructive engagement at all costs. We remain convinced that your shareholders will support a combination of our two companies and that such a combination will create far more value than any alternative transaction or standalone plan.

We remain ready to meet with you and/or your Board to take you through our business and prospects in detail, and to see how we could reach an agreement that is compelling for your shareholders and ours.

Best regards,

J. Michael Pearson

Chairman & Chief Executive Officer

cc: Board of Directors of Allergan, Inc.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•  the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•  the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•  the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•  the effects of governmental regulation on our business or potential business combination transactions;

•  the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•  Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•  the impact of competition from other market participants;

•  the development and commercialization of new products;

•  the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•  our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•  the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed preliminary proxy statement with the SEC on September 22, 2014 and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

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